February 8, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Re:	Rofin-Sinar Technologies Inc.
PREC14A filed January 19, 2016
DEFA14A filed January 14, 2016
DEFA14A filed January 6, 2016
File No. 0-21377

Dear Ms. Chalk:

On behalf of our client, Rofin-Sinar Technologies Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 5, 2016 (the “Comment Letter”), with respect to the above-referenced filings, including the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on January 19, 2016 (the “Proxy Statement”).

In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the comments of the Staff and the updating of other information.

For your convenience, we are providing you under separate cover a copy of the Amended Proxy Statement and a copy of the Amended Proxy Statement marked to show all changes from the Proxy Statement.

Set forth below is the heading and text of the comment raised in the Comment Letter, followed by the Company’s response thereto.

Preliminary Proxy Statement filed January 19, 2016

General

1.	Explain in your proxy statement your intentions with respect to the proposals propounded in the SilverArrow proxy statement and the proposals propounded by

SilverArrow. Disclose at the forepart of the proxy statement where those proposals are initially mentioned that shareholders who grant you a proxy will be disenfranchised with respect to certain of those matters (we note the disclosure on page 48 to that effect).

Response

In response to the Staff’s comment, the Company has revised the Amended Proxy Statement on pages ii, 1, 2 and 4 to provide additional disclosure that stockholders voting on the Company’s white proxy card will be disenfranchised with respect to the proposals included on the green proxy card sent to stockholders by, or on behalf of, SilverArrow which are not included on the Company’s white proxy card.

Background of the Contested Solicitation, page 6

2.	Please expand to fully describe all of the terms of the proposed settlement with SilverArrow.

Response

In response to your comment, the Company has revised the disclosure on page [9] of the Amended Proxy Statement to indicate the term of the Board seat to which Mr. Rainer would have been appointed. In addition, the Company has revised such disclosure to indicate that the offer of the Board seat was subject to SilverArrow entering into a voting agreement pursuant to which SilverArrow would agree to vote its shares in favor of the Company’s nominees for director and a customary standstill agreement. The revised disclosure is set forth below:

“On December 31, 2015, Dr. Fantone sent an email to Mr. Limberger, expressing his belief that an in-person meeting was important and appropriate, and presenting an outline of a settlement proposal, which, subject to negotiation of a definitive settlement agreement, consisted of adding Mr. Rainer, one of SilverArrow’s proposed director nominees, to the Board for a term that would end in 2017 in exchange for an agreement with SilverArrow pursuant to which SilverArrow would (1) agree to vote all of its shares in favor of the Company’s nominees for director and (2) be subject to customary standstill provisions. Because of the sensitive nature of some of the Nominating Committee’s findings underlying its determination that Messrs. Limberger and Kovler were unsuitable director candidates, Dr. Fantone suggested it would be more appropriate to review these by phone or in person.”

The outline of the settlement proposal is set forth in the third paragraph of the referenced email, and is copied below for the Staff’s reference:

“…ROFIN is prepared – subject to negotiation of a definitive settlement agreement – to offer a Board seat to Mr. Gephard Rainer, one of SilverArrow Capital’s proposed nominees. We would add Mr. Rainer to the Board immediately for a term that would end in 2017. In exchange, SilverArrow would agree to vote all of its shares in favor of the Company’s nominees and to customary standstill provisions.”

As such, the revised disclosure constitutes the entirety of the settlement proposal presented to SilverArrow.

3.	Provide further details about the appointment of Ms. Bunis to the Board in December 2015 and in particular, the timing of the appointment. Was this part of the settlement or other discussions with SilverArrow regarding the make-up of the Board? What prompted you to act at that time?

Response

The Company advises the Staff that Ms. Bunis’ appointment to the Board in December 2015 was not precipitated by SilverArrow or discussed in advance with SilverArrow, nor was it part of the settlement offered by the Company to SilverArrow. As publicly disclosed previously, Ms. Bunis was identified as a potential Board member in early 2015 (prior to the time SilverArrow filed its Schedule 13D). She later began and underwent the Company’s extensive director review procedures, which were completed in November 2015. Other candidates were also identified and considered by the Company’s Nominating Committee in 2015, but in all instances, were not added or nominated for election to the Board. As disclosed in the Company’s December 8, 2015 press release, Ms. Bunis’ significant laser experience and expertise in the areas of business development, strategic partnerships, and mergers and acquisitions were viewed to be of particular value to the Company as it moved forward in executing on its announced strategic plan to grow revenues, improve gross margins, and control costs. This is currently noted in the Proxy Statement on pages 13-14 under the information concerning Ms. Bunis. In addition, as further noted in the Company’s January 14, 2016 press release, the Company supports diversity within the Company, including the Board; and Ms. Bunis’ appointment reflects the Company's commitment to diversity. In fact, the Company had been communicating in the second half of 2015 with various of the Company’s stockholders on the issue of diversity; and advises the Staff that the then appointment of Ms. Bunis resulted in the withdrawal of a stockholder proposal about increasing diversity.

As a result, Ms. Bunis was added to the Board in December 2015, upon the completion of the Board review process. A copy of the December 8, 2015 press release announcing Ms. Bunis’ addition to the Board and certain of the benefits to the Company in adding Ms. Bunis to the Board was filed as Exhibit 99.1 to the Company’s Form 8-K filed on December 9, 2015.

DEFA14A filed January 14, 2016

4.	Please supplementally provide support for the numerous factual assertions concerning Mr. Limberger contained in the January 14, 2016 press release.

Response

The Company is providing to the Staff on a supplemental basis relevant portions of publicly available financial statements and stock price information of OC Oerlikon Management AG and Von Roll Holding AG, as well as third party sources that support certain factual assertions concerning Mr. Limberger contained in the Company’s January 14, 2016 press release.

5.	In future soliciting materials, all statements of opinion or belief must be clearly characterized as such, rather than as statements of fact. Please confirm your understanding in your response letter.

Response

The Company hereby confirms its understanding that in future soliciting materials, all statements of opinion or belief must be clearly characterized as such, rather than as statements of fact.

Other Matters

The Company will provide the acknowledgement requested by the Staff by separate filing on EDGAR.

*          *          *

If you have any questions or comments with regard to the responses contained in this letter, need further supplemental information or would like to discuss any of the information covered in this letter, please contact the undersigned at (212) 318-3254, Roy Goldman at (212) 318-3219 or Donald Ainscow at (214) 855-7137.

Very truly yours,

/s/ Sheldon G. Nussbaum

Sheldon G. Nussbaum